EXECUTION VERSION

AMENDED AND RESTATED GUARANTEE AGREEMENT
GUARANTEE AGREEMENT ("Agreement") made as of the 13th day of January, 2017.
B E T W E E N:
MANULIFE FINANCIAL CORPORATION, a life insurance company incorporated under the Insurance Companies Act (Canada)
(hereinafter referred to as "MFC")
OF THE FIRST PART,
‑ and ‑
THE MANUFACTURERS LIFE INSURANCE COMPANY, a life insurance company amalgamated under the Insurance Companies Act (Canada)
(hereinafter referred to as "MLI")
OF THE SECOND PART.
WHEREAS, MFC owns all of the outstanding common shares of MLI;
AND WHEREAS, MFC wishes to execute this Agreement in favour of MLI in order to provide for payments by MFC in respect of the MLI Preferred Shares (defined herein) in certain circumstances and to covenant to provide certain continuous disclosure materials of MFC;
AND WHEREAS, this Agreement is intended to enable MLI to obtain an exemption (as the same may be amended, restated or superseded from time to time, the "Continuous Disclosure Exemption") from filing certain continuous disclosure documents with the Canadian securities regulatory authorities, which will relieve MLI of costs and inconvenience;
AND WHEREAS, as the owner of all of MLI's outstanding common shares, MFC will indirectly benefit from the benefits to MLI referred to in the previous recital;
AND WHEREAS, this Agreement is intended to establish MFC's obligation to pay the Deficiency Payment (defined herein) to MLI as a debt obligation of MFC notwithstanding that, in certain specified circumstances, the amount of the Deficiency Payment is calculated with reference to the amount that holders of the respective class of MLI Preferred Shares would receive had their claim to a Deficiency Amount (defined herein) on the final distribution of surplus of MFC, if any, ranked on a parity with claims of the holders of the respective class of MFC Preferred Shares (defined herein);
AND WHEREAS, this Agreement amends and restates the guarantee agreement made as of January 29, 2007 between MFC and MLI;
NOW, THEREFORE, in consideration of the sum of $1.00, the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows.

ARTICLE 1
 INTERPRETATION
1.1	Defined Terms
In this Agreement:
(a)	"Automatic Exchange" has the meaning attributed to such term in the Trust Indenture;
(b)	"Continuous Disclosure Exemption" has the meaning attributed to such term in the recitals hereto;
(c)	"Deferral Event" has the meaning attributed to such term in the Trust Indenture;
(d)	"Deficiency Amount" means, with respect to a particular class of MLI Preferred Shares, an amount equal to the aggregate, without duplication, of:
(i)	the amount of any declared but unpaid dividends on the shares of such class;
(ii)
in the event that a holder of any shares of such class has presented and surrendered shares of the class for redemption pursuant to the terms of such shares or pursuant to a redemption of such shares by MLI and payment in respect of such redemption has not been made in full by MLI, the unpaid portion of the amount payable by MLI upon such redemption; and

(iii)
in the event of a Triggering Event described in section 2.1(c), any amount to which the outstanding shares of such class would be entitled as a Liquidation Preference and which remains unpaid following the final distribution of surplus of MLI, if any, pursuant to section 95(1) of the WURA;

(e)	"Deficiency Payment" has the meaning attributed to such term in section 2.2;
(f)	"Determination Date" means:
(i)	with respect to a Triggering Event referred to in sections 2.1(a) or 2.1(b), the date of the failure to pay referred to therein; and
(ii)
with respect to a Triggering Event referred to in section 2.1(c), the later of (A) the date of the final distribution of property of MLI pursuant to section 93 of the WURA and (B) the date of the final distribution of surplus of MLI, if any, pursuant to section 95(1) of the WURA;

(g)	"Liabilities and Indebtedness" means the principal of, and the interest, premium, fees and other amounts owing, if any, in respect of:
(i)
all liabilities and indebtedness of MFC (other than indebtedness in respect of this Agreement), whether outstanding on the date of this Agreement or thereafter created, incurred, assumed, guaranteed or indemnified for money borrowed by MFC or for money borrowed by others for which MFC is responsible or liable (including without limitation by way of assumption, guarantee or indemnity);

(ii)	amounts owing by MFC, or amounts owing by others for which MFC is responsible or liable, in respect of hedging or swap arrangements;
(iii)
liabilities and indebtedness of MFC whether outstanding on the date of this Agreement or thereafter created, incurred, assumed, guaranteed or indemnified by MFC in connection with the acquisition by MFC or by others of any Person, business, property or other assets;

(iv)
all other outstanding liabilities, debts, claims and indebtedness of MFC (other than indebtedness in respect of this Agreement), whether outstanding on the date of this Agreement or thereafter created, incurred, assumed, guaranteed or indemnified by MFC (other than the MLI Preferred Shares), including, for greater certainty, to the extent applicable, any claims of holders of policies of insurance issued by MFC or for which MFC is responsible or liable and described in paragraph 161(1)(c) of the WURA; and

(v)
any renewal, extension, replacement or refinancing of any liability, debt, claim or indebtedness referred to in paragraphs (i) to (iv) of this definition, including any renewal, extension, replacement or refinancing of any previous renewal, extension, replacement or refinancing;

in each case unless the terms of such liability, debt, claim or indebtedness provide that such liability, debt, claim or indebtedness ranks pari passu with, or is subordinate in right of payment to, the MLI Preferred Shares or MFC's obligation to make a Deficiency Payment;
(h)
"Liquidation Preference" means any amount to which holders of a particular class or series of preference shares of an issuer are entitled in priority to any amounts which may be payable in respect of any class of shares of the issuer which rank junior to such class or series in the event of a distribution of assets upon the liquidation, dissolution or winding-up of the issuer;

(i)
"MaCS II" means the Manulife Financial Capital Trust II Notes – Series 1 outstanding from time to time and includes any securities of MLI into which such securities may be exchanged or changed or which result from a consolidation, subdivision or redesignation of such securities;

(j)
"MFC Class A Shares" means: (i) the Class A Shares in the capital of MFC and includes any shares of MFC with a Liquidation Preference into which such class of shares may be converted or changed or which result from a consolidation, subdivision or redesignation of such class of shares; (ii) the Class 1 Shares in the capital of MFC and includes any shares of MFC with a Liquidation Preference into which such class of shares may be converted or changed or which result from a consolidation, subdivision or redesignation of such class of shares; and (iii) any other class of preference shares of MFC which ranks on a parity with the MFC Class A Shares and the Class 1 Shares in the capital of MFC and which are created and issued at any time or from time to time after the date hereof;

(k)
"MFC Class B Shares" means the Class B Shares in the capital of MFC and includes any shares of MFC with a Liquidation Preference into which such class of shares may be converted or changed or which result from a consolidation, subdivision or redesignation of such class of shares and any other class of preference shares of MFC which ranks on a parity with the MFC Class B Shares and which are created and issued at any time or from time to time after the date hereof;
(l)	"MFC Preferred Shares" means the outstanding MFC Class A Shares and MFC Class B Shares from time to time, in each case of any series, whether or not such shares are outstanding as of the date hereof;
(m)
"MLI Class A Shares" means: (i) the Class A Shares in the capital of MLI and includes any shares of MLI with a Liquidation Preference into which such class of shares may be converted or changed or which result from a consolidation, subdivision or redesignation of such class of shares; (ii) the Class 1 Shares in the capital of MLI and includes any shares of MLI with a Liquidation Preference into which such class of shares may be converted or changed or which result from a consolidation, subdivision or redesignation of such class of shares ("MLI Class 1 Shares"); and (iii) any other class of preference shares of MLI which ranks on a parity with the MLI Class A Shares and MLI Class 1 Shares and which are created and issued at any time or from time to time after the date hereof;

(n)
"MLI Class B Shares" means the Class B Shares in the capital of MLI and includes any shares of MLI with a Liquidation Preference into which such class of shares may be converted or changed or which result from a consolidation, subdivision or redesignation of such class of shares and any other class of preference shares of MLI which ranks on a parity with the MLI Class B Shares and which are created and issued at any time or from time to time after the date hereof;

(o)
"MLI Preferred Shares" means collectively the outstanding MLI Class A Shares, MLI Class B Shares and MLI Class 1 Shares from time to time, other than shares issued to and held by MFC or an affiliate (as defined in NI 51-102) of MFC, and, for greater certainty, MLI Preferred Shares includes any outstanding Resulting MLI Preferred Shares;

(p)	"NI 51-102" means National Instrument 51-102 − Continuous Disclosure Obligations;
(q)
"Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or governmental authority or entity, however designated or constituted;

(r)	"Prime Rate" on any date shall mean the numerical average of the prime rates as announced and published by Royal Bank of Canada and Bank of Nova Scotia applicable to such date;
(s)	"Reimbursement Payment" has the meaning attributed to such term in section 3.1;
(t)	"Resulting MLI Preferred Shares" means the MLI Preferred Shares issued upon the conversion of outstanding rate reset MLI Preferred Shares;
(u)	"Triggering Event" has the meaning attributed to such term in section 2.1;
(v)	"Trust" means Manulife Financial Capital Trust II;
(w)	"Trust Indenture" means the amended and restated trust indenture dated July 10, 2009 between the Trust and CIBC Mellon Trust, as supplemented by the First Supplemental

Indenture dated July 10, 2009 between the Trust and CIBC Mellon Trust, as the same may be further amended or supplemented from time to time;
(x)
"winding‑up order" means a winding-up order as defined under the WURA or any order of similar effect made under applicable laws for the winding-up, liquidation or dissolution of MLI or MFC, as the case may be, from time to time; and

(y)	"WURA" means the Winding‑Up and Restructuring Act (Canada).
1.2	Interpretation Not Affected by Headings
The division of this Agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.  Unless otherwise indicated, all references to an "Article" or "section" followed by a number refer to the specified Article or section of this Agreement.  The terms "this Agreement," "hereof," "herein" and "hereunder" and similar expressions refer to this agreement and not to any particular Article, section or other portion hereof.
1.3	Rules of Construction
Unless otherwise specifically indicated or the context otherwise requires:
(a)
references in this Agreement to any statute shall be deemed to include references to such statute and its associated regulations as re-enacted, amended, extended or superseded from time to time and references to a particular section of a statute shall be deemed to include a reference to the equivalent section of similar legislation which may be applicable to the particular Person, event or transaction at any particular time;

(b)	words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders; and
(c)	"include," "includes" and "including" shall be deemed to be followed by the words "without limitation."
ARTICLE 2
 COVENANTS OF MFC
2.1	Obligation to Make Deficiency Payment
In the event (each, a "Triggering Event") that MLI:
(a)	fails to make full payment of any dividend declared on any MLI Preferred Shares on the date required for such payment; or
(b)
fails to make payment in full when due of any amounts payable by MLI following presentation and surrender of any MLI Preferred Shares which have been redeemed by MLI or which are then redeemable by the holder pursuant to the terms of such MLI Preferred Shares; or

(c)	becomes subject to a winding‑up order;

MFC hereby unconditionally agrees to pay to MLI, in trust for the benefit of holders of MLI Preferred Shares outstanding as of the Triggering Event, the Deficiency Payment.
2.2	Calculation of Deficiency Payment
The "Deficiency Payment" shall be calculated as follows:
(a)
in the event that, at the time of the Determination Date, a winding‑up order has been made with respect to MFC, then the Deficiency Payment shall be the amount that, when paid to the holders of the MLI Preferred Shares outstanding as of the Triggering Event, will result in:

(i)
the holders of MLI Class A Shares outstanding as of the Triggering Event receiving payment of the same proportion of the Deficiency Amount for such MLI Class A Shares as the holders of such MLI Class A Shares would have received had their claim to such Deficiency Amount on the final distribution of surplus of MFC, if any, pursuant to section 95(1) of the WURA ranked on a parity with the claims of the holders of the MFC Class A Shares; and

(ii)
the holders of MLI Class B Shares outstanding as of the Triggering Event receiving payment of the same proportion of the Deficiency Amount for such MLI Class B Shares as the holders of such MLI Class B Shares would have received had their claim to such Deficiency Amount on the final distribution of surplus of MFC, if any, pursuant to section 95(1) of the WURA ranked on a parity with the claims of the holders of the MFC Class B Shares.

(b)
In all circumstances other than those specified in section 2.2(a) above, the Deficiency Payment shall equal the aggregate Deficiency Amounts attributable to all classes of MLI Preferred Shares outstanding as of the Triggering Event.

2.3	Direction as to Payment
MLI hereby irrevocably directs MFC to make the Deficiency Payment to the transfer agent(s) for the MLI Preferred Shares for distribution to the holders of MLI Preferred Shares outstanding as of the date of the Triggering Event according to their respective rights and interests in MLI.  MLI shall cause the transfer agent(s) to co-operate with MFC for the purpose of making such payments to such holders.  If there is no transfer agent for the MLI Preferred Shares at that time or the transfer agent will not co-operate, MLI hereby irrevocably directs MFC to take commercially reasonable steps to make the Deficiency Payment to the holders of MLI Preferred Shares outstanding as of the date of the Triggering Event according to their respective rights and interests in MLI or to make commercially reasonable arrangements for those amounts to be held for the benefit of and distributed to such holders as soon as practicable.  MFC hereby agrees to cause payment of the Deficiency Payment to be made punctually when the same shall become due and payable and, in any event, within 15 days of the final determination of the Deficiency Payment and as if such payment were made by MLI.

2.4	Guarantee Absolute and Unconditional
MFC agrees that its obligation to pay the Deficiency Payment hereunder shall be absolute and unconditional and, without limiting the generality of the foregoing, shall not be released, discharged or otherwise affected by:

(a)
any extension of the time or times for the payment of the Deficiency Payment, renewal, settlement, compromise, waiver, indulgence for release granted to MLI by the holders of MLI Preferred Shares in respect of any obligation of MLI under the MLI Preferred Shares, by operation of law or otherwise;

(b)
any modification or amendment of or supplement to the terms and conditions of the MLI Preferred Shares (as long as they remain MLI Preferred Shares as defined herein) or MFC Preferred Shares or the creation of any class of shares ranking on a parity with or superior to the MLI Preferred Shares or MFC Preferred Shares;

(c)
any change in the corporate existence, structure or ownership of MLI (other than pursuant to section 5.1(b) hereof) or MFC, or any insolvency, bankruptcy, winding-up, reorganization or other similar proceeding affecting MLI or MFC or their assets;

(d)
the existence of any defense, claim, set-off or other rights which MFC may have at any time against MLI, any holder of MLI Preferred Shares or MaCS II or any other Person, whether in connection herewith or any unrelated transactions;

(e)	any provision of applicable law or regulation purporting to prohibit the payment by MFC of all or any portion of the Deficiency Payment;
(f)	any breach by MLI of its obligations to MFC under this Agreement;
(g)
any other act or omission to act or delay of any kind by MLI, any holder of MLI Preferred Shares or MaCS II or any other Person or any other circumstance whatsoever which might, but for the provisions of this paragraph, constitute a legal or equitable discharge or defence of MFC's obligations hereunder;

(h)	any contest by MLI or any Person as to the amount of the Deficiency Payment; or
(i)	the recovery of any judgment against MLI or any action to enforce the same.
2.5	Ranking of Deficiency Payment
(a)
MFC covenants and agrees that MFC's obligations under this Agreement to make a Deficiency Payment are expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Liabilities and Indebtedness.  Anything in this Agreement to the contrary notwithstanding, upon any distribution of assets of MFC upon any dissolution, winding-up, liquidation or reorganization of MFC, whether in bankruptcy, insolvency, reorganization or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of MFC or otherwise (subject to the power of a court of competent jurisdiction to make other equitable provision reflecting the rights conferred in this Agreement upon the Liabilities and Indebtedness and the holders thereof with respect to payments in respect of this Agreement and MLI for the benefit of holders of MLI Preferred Shares by a lawful plan or reorganization under applicable insolvency law),

(i)
the holders of all Liabilities and Indebtedness shall be entitled to receive payment in full of any principal thereof, premium, if any, interest, redemption price, if any, or any other amount payable, and any interest thereon, due thereon before MLI or any holder of MLI Preferred Shares is entitled to receive any payment pursuant to this Agreement in respect of a Deficiency Payment;
(ii)
any payment or distribution of assets of MFC of any kind or character, whether in cash, property or securities, to which MLI, for the benefit of the holders of MLI Preferred Shares, would be entitled except for the provisions of this Section 2.5(a) shall be paid by the liquidating trustee or agent or other Person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Liabilities and Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Liabilities and Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to make payment in full of all such Liabilities and Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Liabilities and Indebtedness in respect thereof; and

(iii)
in the event that, notwithstanding the foregoing, any payment or distribution of assets of MFC of any kind or character, whether in cash, property or securities, shall be received by MLI, for the benefit of the holders of MLI Preferred Shares, before all Liabilities and Indebtedness is paid in full, such payment or distribution shall be paid over to the holders of such Liabilities and Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Liabilities and Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Liabilities and Indebtedness remaining unpaid until all such Liabilities and Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Liabilities and Indebtedness in respect thereof.

(b)
Subject to the payment in full of all Liabilities and Indebtedness, MLI, for the benefit of the holders of MLI Preferred Shares, shall be subrogated to the rights of the holders of Liabilities and Indebtedness to receive payments or distributions of cash, property or securities of MFC applicable to Liabilities and Indebtedness until the Deficiency Payment shall be paid in full and no payments or distributions to MLI, for the benefit of the holders of MLI Preferred Shares, of cash, property or securities otherwise distributable to the Liabilities and Indebtedness shall, as between MFC, MLI and the holders of MLI Preferred Shares, be deemed to be a payment by MFC to or on account of the Deficiency Payment.  It is understood that the provisions of this paragraph and paragraph (a) above are and are intended solely for the purpose of defining the relative rights of MLI, for the benefit of the holders of MLI Preferred Shares, on the one hand, and the holders of Liabilities and Indebtedness, on the other hand.  Nothing contained in this paragraph or paragraph (a) above or elsewhere in this Agreement is intended to or shall impair, as between MFC and MLI, for the benefit of the holders of MLI Preferred Shares, the obligation of MFC, which is unconditional and absolute, to pay to MLI, in trust for the benefit of holders of MLI Preferred Shares, the Deficiency Payment, as and when the same shall become due and payable in accordance with the terms of this

Agreement, nor shall anything herein prevent MLI, for the benefit of the holders of MLI Preferred Shares, from exercising all remedies otherwise permitted by applicable law upon default under this Agreement, subject to the rights, if any, under this paragraph or paragraph (a) above of the holders of Liabilities and Indebtedness in respect of cash, property or securities of MFC received upon the exercise of any such remedy.

(c)
No payment by MFC on account of the Deficiency Payment shall be made unless full payment of amounts then due for principal, premium, if any, sinking funds and interest or any other amount payable on Liabilities and Indebtedness has been made or duly provided for in money or money's worth.

2.6	Continuous Disclosure
MFC shall furnish and file such continuous disclosure documents of MFC that MFC is required to furnish and file pursuant to the Continuous Disclosure Exemption in the manner and at the times required by the Continuous Disclosure Exemption.
ARTICLE 3
 REIMBURSEMENT BY MLI
3.1	Reimbursement by MLI
MLI agrees that, upon receipt of a written demand from MFC stating that MFC has made a Deficiency Payment under this Agreement, MLI shall promptly reimburse MFC the amount paid by MFC in respect of the Deficiency Payment plus interest on such amount computed at Prime Rate plus two percent (2%) per annum from the date of MFC's payment to the date that MLI makes the reimbursement payment due hereunder (the "Reimbursement Payment").  For greater certainty, MLI's obligation to make a Reimbursement Payment under this Agreement shall have the same priority as MLI's obligations to the respective class of holders of MLI Preferred Shares.
ARTICLE 4
 REPRESENTATIONS AND WARRANTIES
Each of MFC and MLI represents and warrants to and in favour of the other party the matters set out below as of the date hereof.
4.1	Authorization; No Contravention
The execution, delivery and performance by the party of this Agreement (i) are within its powers, have been duly authorized by all necessary corporate action, require no action by or in respect of, or filing with, any governmental body, agency or official, and do not contravene its constituent documents, and (ii) do not contravene, or constitute a default under, any provision of applicable law or regulation, as amended from time to time, or of any judgment, injunction, order, decree, agreement or other instrument binding upon it or result in or require the creation or imposition of any lien on any of its assets other than any contravention, default or lien which would not have a material adverse effect on its ability to perform its obligations under this Agreement.

4.2	Binding Effect
This Agreement constitutes the legal, valid and binding obligation of the party, enforceable against it in accordance with its terms.
4.3	Litigation
There is no action, suit or proceeding pending against the party or, to its knowledge, threatened against it before any court or arbitrator or any governmental body, agency or official in which there is a reasonable possibility of an adverse decision (i) which, except as disclosed by MFC in any filings with Canadian securities regulatory authorities, would have a material adverse effect on its ability to perform its obligations under this Agreement, or (ii) which in any manner draws into question the enforceability or validity of this Agreement.
ARTICLE 5
 GENERAL
5.1	Term
This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect (except in respect of any demand previously made on MFC hereunder) at the earlier of:
(a)	unless the parties agree to the contrary, the date as of which no MLI Preferred Shares or MaCS II are outstanding;
(b)	the date as of which MFC no longer owns, directly or indirectly, all of the outstanding common shares of MLI;
(c)	the date that the Continuous Disclosure Exemption is no longer available to MLI; or
(d)
the date MLI commences filing with the securities regulatory authority or regulator in each of the provinces and territories of Canada its own (i) audited annual financial statements including management's discussion and analysis ("MD&A"), (ii) unaudited interim financial statements including MD&A, (iii) annual information forms, (iv) press releases and material change reports in the case of material change reports that are also material changes in the affairs of MFC, and (v) other material contracts in the case of material contracts that are also material contracts of MFC, in each case pursuant to NI 51-102;

provided that this Agreement shall not be terminated in respect of any outstanding MLI Preferred Shares pursuant to (b), (c) or (d) above at any time:
(i)	after the occurrence of an Automatic Exchange or a Deferral Event; or
(ii)
during a period when MLI has failed to make full payment of any dividend declared on any MLI Preferred Shares on the date required for such payment or has failed to make payment in full when due of the Redemption Price, and in either case, such failure has not been remedied by payment of such amounts in full by MLI or MFC.

5.2	Continuing Guarantee; Reinstatement in Certain Circumstances
The guarantee contained in this Agreement is a continuing guarantee and MFC's obligations hereunder shall remain in full force and effect until the earlier of the indefeasible payment in full of the Deficiency Payment or termination of this Agreement pursuant to section 5.1 provided, however, that this Agreement shall not be construed to create any right in any Person other than MLI and holders of MLI Preferred Shares and MaCS II and their respective successors and permitted assigns, or to be a contract in whole or in part for the benefit of any Person other than MLI and holders of MLI Preferred Shares and MaCS II and their respective successors and permitted assigns.  If at any time any payment of any amount which would otherwise form part of the Deficiency Amount in respect of any particular class of MLI Preferred Shares is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of MLI or otherwise, the obligations of MFC hereunder with respect to such Deficiency Amount shall be reinstated as though such payment had been due but not made at such time.
5.3	Notices to Parties
All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, telecopied (which is confirmed) or dispatched (postage prepaid) to a nationally recognized overnight courier service with overnight delivery instructions, in each case addressed to the particular party as follows:
(a)	If to MFC, at:
Manulife Financial Corporation
200 Bloor Street East
Toronto, Ontario
M4W 1E5

Attention:                                                   Treasurer
Telecopier Number: (416) 926-5834
(b)	If to MLI, at:
The Manufacturers Life
  Insurance Company
200 Bloor Street East
Toronto, Ontario
M4W 1E5

Attention:                   Treasurer
Telecopier Number: (416) 926-5834
or at such other address of which any party may, from time to time, advise the other party by notice in writing given in accordance with the foregoing.
5.4	Assignment
No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise) without the written consent of the other party.

5.5	Binding Effect
This Agreement shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.
5.6	Third Party Beneficiaries
It is the intention of MFC to constitute MLI as trustee for holders of MLI Preferred Shares and MaCS II of the covenants of MFC under this Agreement and MLI agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.  Notwithstanding anything to the contrary in this Agreement and for greater certainty, MLI is entitled to act in its own interests to take, to agree to take or to consent to any of the matters described in section 5.1, and in connection with any amendment, modification or waiver described in section 5.8, without regard to any interest of the holders of MLI Preferred Shares and MaCS II.
5.7	Further Assurances
Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made executed or delivered, all such further acts, documents and things as the other party to this Agreement may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.
5.8	Amendments, Modifications
This Agreement may not be amended or modified, or any provision of it waived, except by an agreement in writing executed by MFC and MLI and subject to any required regulatory approvals.  For greater certainty, no amendment, modification or waiver, whether or not adverse to MLI or the holders of MLI Preferred Shares or MaCS II, will require the approval of the holders of MLI Preferred Shares or MaCS II or any other Person.
5.9	Waiver
MFC hereby irrevocably waives promptness, diligence, acceptance hereof, presentment, demand, filing of claims with a court in the event of the merger, amalgamation, reorganization, insolvency, bankruptcy or similar proceeding affecting MLI or its assets or change in corporate structure or ownership of MLI, protest and any and all other notice not provided for herein and, except as provided for herein, any requirement that at any time, or any other Person exhaust any right or take any action against MLI or any other Person and any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge, release or defense of MFC or that might otherwise limit recourse against MFC.
5.10	No Waiver; Remedies
No failure on the part of MLI or any holder of MLI Preferred Shares or MaCS II to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.  The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

5.11	Stay of Liability to Pay or Time for Payment
Without limiting any other provision of this Agreement, if the liability to pay or the time for payment of any Deficiency Amount is stayed upon the insolvency, bankruptcy or reorganization of MLI, the Deficiency Payment otherwise subject to payment hereunder shall nonetheless be payable by MFC hereunder to MLI, in trust for the benefit of holders of MLI Preferred Shares outstanding as of the Triggering Date, in accordance with the terms hereof.
5.12	Governing Laws; Consent to Jurisdiction
This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.  Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.
5.13	Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other covenants and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
5.14	Counterparts
This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first written above as a contract under seal with the intention that the parties be bound whether or not there is consideration for this Agreement notwithstanding any references to consideration in this Agreement.

MANULIFE FINANCIAL CORPORATION
By:	"Halina K. von dem Hagen"
Name: Halina K. von dem Hagen
Title: Executive Vice President, Treasury and Capital Management

(seal)

THE MANUFACTURERS LIFE INSURANCE COMPANY
By:	"Halina K. von dem Hagen"
Name: Halina K. von dem Hagen
Title: Executive Vice President, Treasury and Capital Management
(seal)